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In Demand: Why Demi Lovato, Gojira and More Love Partnering With Social Action Platform Propeller
By Lyndsey Havens
7/12/2021
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PITCH VIDEO INVESTOR PANEL

PROPELLER

A public benefit corporation reimagining how to create social impact at scale

propeller.la Nashville, TN Technology PBC & B Corp Entertainment Events & Festivals





Highlights

1. Social impact campaigns with superstars & major festivals to inspire action for causes
2. Embraced by Lizzo, Bon Iver, Outside Lands, Justin Bieber, Bonnaroo, Demi Lovato & more

| 3 | Rapidly growing community of over 1,300,000 registered users (+415K in 2022) |

| 4 | $4.9M in revenue to date ($2M in 2022) |

| 5 | 7.5M actions generated / $5M+ raised for partners like Planned Parenthood, NRDC & The Trevor Project |

| 6 | Partnership with Red Rocks Amphitheatre for every 2023 concert |

| 7 | Launched PORTAL: psychedelics campaign in partnership with MAPS, Dr Bronner's, Doubleblind Magazine |

| 8 | Features in Forbes, Billboard, Pitchfork, NME, Variety, Bustle, People, CNN and others |

Our Team



Brandon Deroche Founder & CEO

For over 14 years, Brandon has been working at the crossroads of culture, social impact & digital marketing. He has advised and led campaigns for some of the largest personalities in the world, leveraging their influence and reach to support causes.

I started Propeller because I wanted to help more people to use their platform for good.



Ben Kroetz Director of Campaigns & Operations

Ben has spent the last 15 years creating social impact in the nonprofit advocacy space, most recently as the Digital Director at Greenpeace USA. He manages relationships with Propeller's campaign partners and oversees platform development and operations development and operations.



Annie Flook Director of Artist Partnerships & Biz Dev

Annie has worked on the touring side of the music industry for 13+ years specializing in booking, tour marketing and artist development. Most recently, she ran the Touring & Artist Development dept at Elektra Music Group before joining Propeller.



Jezmae Klein Operations & Customer Experience Manager

Jezmae, originally from London, has worked in the events and operations realm for the last 10 years with experience ranging from private members clubs to the AMEX Premium Lifestyle Team. Jezmae has been at Propeller for the last 5+ years.



Kacy Qua Advisor & Board Member

Kacy likes solving impossible problems. She's done this as founder of an Edu startup, X PRIZE designer, strategy consultant, innovation facilitator, and advisor for globally renowned non-profits, market leading companies, and fast-growing startups.



Scott Dudelson Advisor & Board Member

Scott is an internet entrepreneur, start-up investor and professional music photographer. Dudelson co-founded Prodege LLC and served as its COO from its founding until receiving $60M investment from TCV in 2014.



Hannah Taylor Customer Experience Specialist

Inspiring Social Action Through Music and Culture

Culture

Propeller is a community-funded, digital marketing platform at the intersection of social impact and culture.

Our mission is to inspire activism and help build movements for change. We create campaigns that introduce people to causes and reward them for taking action.

PROPELLER COMMUNITY BY THE NUMBERS

 **1.2M PEOPLE**

 **7M+ ACTIONS** GENERATED

 **$5M+ RAISED** FOR NONPROFITS

What We Support

Propeller brings all the causes you care about into one place, including reproductive rights, ending gun violence, climate change, lgbtq+ equality, racial & social justice, mental health, sensible drug policies & more.

Out Impact

Our community has grown to over 1.3 million people, we've generated 7.5 million actions & raised over $5 million dollars for leading nonprofit organizations, and we work with many superstar artists, major festivals and other top influencers in the world.

A FEW OF OUR PARTNERS

ARTISTS
BLEACHERS
THE BLACK KEYS
BON IVER
CAGE THE ELEPHANT
COLDPLAY
DEMI LOVATO
FOO FIGHTERS
G-EAZY
GUNS N ROSES
HAIM
ILLENIUM
JACK JOHNSON
JUSTIN BIEBER
KEVIN GATES
INCUBUS
LAMB OF GOD
LAUREN JAUREGUI
LIL DICKY
MAROON 5
MARSHMELLO
MEGAN THEE STALLION
THE NATIONAL
ST VINCENT
SYLVAN ESSO
TREY SONGZ
TROYE SIVAN
YOUNG THE GIANT
ZEDD







FESTIVALS
AFROPUNK
BONNAROO
ELECTRIC FOREST
GOVERNORS BALL
HANGOUT
LIFE IS BEAUTIFUL
LOLLAPALOOZA
OHANA
OUTSIDE LANDS
ULTRA
VOODOO

bonnaroo

HANGOUT FEST

ELECTRIC FOREST   OUTSIDE LANDS

NONPROFITS
ACLU
AMNESTY INTERNATIONAL
BLACK VOTERS MATTER
COLOR OF CHANGE
GREENPEACE
HEADCOUNT
HUMAN RIGHTS CAMPAIGN
OXFAM
PLANNED PARENTHOOD
THE SIERRA CLUB
THE TREVOR PROJECT

ACLU   BLACK VOTERS MATTER

Planned Parenthood

GREENPEACE

Forbes

"It's so important for people to learn not only why the change is needed but also how they can personally affect change with even the smallest actions. That involvement encourages others to do the same

We think that what Propeller is doing with this campaign can potentially change how so many people look at steps they can take to make real change when it comes to climate action.

- The National

(Talking about Propeller's NOW Climate Action Campaign)

Changing the World by Creating Win/Wins

We developed and have validated a successful sustainable model for social good where everyone in the ecosystem wins. For nonprofits, artists, influencers, or community members, the more you help the world, the more Propeller helps you benefit as well.

By creating real benefits for everyone involved, we're able to engage more people and scale our impact.

That's why on Propeller every action you take is worth points which can be redeemed for incredible prizes like trips around the world, or hanging out with your favorite artist at a music festival.

Or if you prefer, use your points to plant trees, feed people, or donate to causes - it's your choice!

For our partners, a campaign on Propeller simultaneously connects nonprofit organizations to new supporters and influencers with their fans.

Everybody wins.



EVERYBODY WINS

Why Now?

Propeller isn't an idea. We've created an active community of over 1,300,000 members who've taken over 7.5 million actions. We've run impactful campaigns with hundreds of leading nonprofits and the world's biggest influencers. We have proven this works.

And we are growing faster and faster all the time...

Whether it's standing up for women's reproductive rights with Lizzo, taking action on climate change with The National, or engaging 80,000 festival attendees at Bonnaroo about racial justice, all that and more happens on Propeller.



We're ready to take Propeller to the next level. But we need and want your help.

Our plan is to take Propeller everywhere. Every show you go to, every big event you attend, Propeller is there to make it easy to get involved. And we're going to build our own events from the ground up -- specifically with social impact in mind.

We're going to offer bigger & more unique prizes, and give you more ways to spend your points...

We're going to increase the social aspect on the site to foster more community, including giving you actions local to your area.

We're going to make the platform more user friendly, and add new technology to better serve our nonprofit partners...

We're going to continue to develop our own campaigns and make them even more impactful.

There are a million things we want to do, and all of them are going to require more funding.

Community Funded

As a public benefit corporation, our mission of inspiring activism and helping build movements for change is part of the bottom line. That's why we're asking our community for support at this pivotal moment.

We are seeking visionary folks who understand that profit at the expense of the environment and social systems is not the way forward.

We want investors who appreciate that the momentum toward Public Benefit Corporations and B Corps is part of a greater paradigm shift that enables people to make money without destroying our home. We want our community to share in the success of the company, and we only want to answer to you.





IMPACT
=
REVENUE

The more revenue we drive, the more impact we'll create. And the more impact we drive, the more revenue we create.

Revenue

We've bootstrapped our way to $4.9M in gross revenue since inception. We are projecting over $2M in revenue in 2022 alone. (Forward-looking statements cannot be guaranteed)

Our business model is primarily centered around lead generation. We get paid for helping nonprofits, influencers & brands connect with new & existing supporters, and we receive a percentage (13-17% on average) of donations.

REVENUE

2M ——————————————————————————

1.75M ——————————————————————————

$1.7M

1.5M ——————————————————————————



Transparency

While Propeller is a for-profit company, as a public benefit corporation we operate with similar transparency to a nonprofit. You can learn more about how we're funded and who we work with by **checking out our 2021 Impact Report**.